EXHIBIT 99.1

Ballard Power Systems Inc.

News Release

Ballard Reports Third Quarter 2012 Results

For Immediate Release – October 30, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced its consolidated financial results for the third quarter ended September 30, 2012. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “Weak sales and revenue continued through the third quarter, against the backdrop of a challenging economy. As reflected in our revised guidance, supported by a recent strengthening in order activity, we expect stronger Q4 revenue. Also, we expect continuation of the improving trajectories in cash operating expense and cash flow.”

Third Quarter 2012 Highlights

Growth (comparisons to 2011 unless otherwise noted)
●	Revenue of $14.2 million in Q3, representing a decline of $6.4 million and $38.0 million year-to-date, a decline of $17.0 million.
o	Revenue reflects reductions in fuel cell products and material products, along with the 2011 wind down of contract manufacturing.
o	Within fuel cell products there are signs of increasing sales momentum, particularly in the communications backup power segment.
o
Adjusting for contract manufacturing, which wound down in Q3 2011, total revenue increased $0.5 million or 1% year-to-date and Fuel Cell Product revenue decreased $0.4 million or 4% in the quarter and increased $5.9 million or 28% year-to-date.

●	Fuel cell stack shipments of 876 units in Q3, a decrease of 13% and 2,241 units year-to-date, a decrease of 4%.
●	Twelve-month rolling order book of $50.2 million.
●	Recent commercial developments:
o
Progress in relation to acquisition of key fuel cell assets from IdaTech for the communications backup power market, including purchase orders from Cascadiant Inc., Inala Technologies, PPA and other distributors, and total shipments of more than 150 ElectraGenTM systems.

o	Signed an ESA with First Element Energy for provision of FCgenTM-1020ACS fuel cell stacks to be used in communications backup power systems.
o	Received confirmation of funding support from the European Joint Technology Initiative (JTI) for a 1 megawatt (MW) ClearGenTM distributed generation system to be deployed with a major gas supplier.
o	Completed commissioning of a 1MW ClearGenTM distributed generation system at the Toyota headquarters office campus in Torrance, California.

Path to Profitability (comparisons to 2011 unless otherwise noted)
●	Gross margin of 14% in Q3, a decline of 5-points, driven by low product shipment volumes despite continuing reductions in product costs. Year-to-date gross margin of 17%, a decline of 1-point.
●
Cash operating cost1 of $7.0 million in Q3, an improvement of 24% and $24.4 million year-to-date, an improvement of 20%, consistent with the Company’s expectation for full year cash operating costs in the low $30 million range.

●	Adjusted EBITDA2, excluding a $1.6 million restructuring charge in the quarter, of ($3.9) million in Q3, an improvement of 22% and ($15.0) million year-to-date, an improvement of 19%.
●	Net income of ($9.0) million or ($0.10) per share in Q3, a decline of 28% and ($24.0) million or ($0.28) per share year-to-date, an improvement of 8%.
●
Cash used by operating activities of $1.3 million in Q3, an improvement of 86% driven by lower working capital requirements of $10.0 million and partially offset by an increase in cash operating losses of $2.0 million. On a year-to-date basis, cash used by operating activities was $27.6 million, an improvement of 26%.

●	Cash reserves of $23.1 million or $13.7 million net of $9.4 million outstanding on the company’s bank operating line.

2012 Business Outlook

Revenue
As announced on October 9, the Company has adjusted guidance for full year revenue downwards to approximately $60 million, based on a preliminary estimate of Q3 revenue together with the Company’s updated outlook for Q4. Adjusting for the absence of contract manufacturing in 2012 versus 2011, revised guidance represents year-over-year growth in revenue of 3%, and 19% in the Fuel Cell Product segment.

Adjusted EBTIDA
As announced on October 9, the Company has adjusted guidance for full year Adjusted EBITDA downwards to approximately ($18) million, based on a preliminary estimate of Q3 revenue together with the Company’s updated outlook for Q4. Revised guidance represents year-over-year improvement of 19% in Adjusted EBITDA.

Third Quarter 2012 Financial Highlights

(Millions of U.S. dollars)	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% Improvement	2012	2011	% Improvement
GROWTH
Revenue:
Fuel Cell Products	$10.4	$13.3	(23%)	$27.2	$29.6	(8%)
Material Products	$3.8	$5.5	(31%)	$10.8	$16.2	(34%)
Contract Automotive	$-	$1.8	(100%)	$-	$9.2	(100%)
Total Revenue	$14.2	$20.6	(31%)	$38.0	$55.0	(31%)
Fuel Cell Stack Shipments (units):
Material Handling	503	520	(3%)	1,554	623	149%
Backup Power	371	412	(10%)	678	1,323	(49%)
Other*	2	73	(97%)	9	377	(98%)
Total Fuel Cell Stack Shipments	876	1,005	(13%)	2,241	2,323	(4%)
12 Month Rolling Order Book	$50.2	$31.9
PROFITABILITY
Gross Margin	14%	19%	(5-points)	17%	18%	(1-point)
Cash Operating Costs1	$7.0	$9.3	24%	$24.4	$30.7	20%
Adjusted EBITDA2	($5.5)	($5.0)	(10%)	($16.6)	($18.5)	10%
Net Income (Loss)	($9.0)	($7.0)	(28%)	($24.0)	($26.1)	8%
Earnings Per Share	($0.10)	($0.08)	(25%)	($0.28)	($0.31)	10%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($7.3)	($5.3)	(38%)	($19.8)	($21.7)	9%

Working Capital Changes	$6.0	($4.0)	253%	($7.8)	($15.4)	49%
Cash Used By Operating Activities	($1.3)	($9.3)	86%	($27.6)	($37.1)	26%
Cash Reserves	$23.1	$45.2
Cash Reserves, Net of Operating Line	$13.7	$37.9
* Includes bus modules and stacks for use in automotive & distributed generation

For a more detailed discussion of Ballard Power Systems’ third quarter 2012 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, October 31, 2012 at 8:00 a.m. PST (11:00 a.m. EST) to review its third quarter 2012 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
2 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

Note that Cash Operating Costs, EBITDA and Adjusted EBITDA, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.